SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2006

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Consolidated Financial Statements under US GAAP GOL Linhas Aéreas Inteligentes S.A. Years ended at December 31, 2005 and 2004, with Report of Independent Registered Public Accounting Firm

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004
(In thousands of Brazilian Reais)

Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Gol Linhas Aéreas Inteligentes S.A.

We have audited the accompanying consolidated balance sheets of Gol Linhas Aéreas Inteligentes S.A. and subsidiaries as of December 31, 2005 and 2004 and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years ended in the period December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Gol Linhas Aéreas Inteligentes S.A. and subsidiaries at December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Gol Linhas Aéreas Inteligentes S.A.’s internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 10, 2006 expressed an unqualified opinion thereon.

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP015199/O-1

Maria Helena Pettersson
Partner

São Paulo, Brazil
February 10, 2006

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONSOLIDATED BALANCE SHEETS
December 31, 2005 and 2004
(In thousands of Brazilian Reais)

			Translation into
			thousands of US$

	2004	2005	2005

ASSETS

CURRENT ASSETS
Cash and cash equivalents	R$ 405,730	R$ 106,347	US$ 45,434
Short-term investments	443,361	762,688	325,837
Receivables, less allowance (2004 –
R$ 3,547; 2005 – R$ 4,890, US$ 2,089)	386,370	563,958	240,936
Inventories	21,038	40,683	17,381
Recoverable taxes and current deferred tax	10,657	13,953	5,961
Prepaid expenses	34,184	39,907	17,049
Other current assets	3,389	13,102	5,597

Total current assets	1,304,729	1,540,638	658,195

PROPERTY AND EQUIPMENT
Pre-delivery deposits	43,447	356,765	152,418
Flight equipment	102,197	225,724	96,434
Other property and equipment	29,703	75,619	32,306

	175,347	658,108	281,158
Less accumulated depreciation	(43,989)	(79,508)	(33,968)

Property and equipment, net	131,358	578,600	247,190

OTHER ASSETS
Deposits for aircraft leasing contracts	22,884	22,583	9,648
Prepaid aircraft and engine maintenance	266,532	386,193	164,990
Other	8,781	27,829	11,889

Total other assets	298,197	436,605	186,527

TOTAL ASSETS	R$ 1,734,284	R$ 2,555,843	US$ 1,091,912

			Translation into
			thousands of US$

	2004	2005	2005

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	R$ 36,436	R$ 73,924	US$ 31,582
Salaries, wages and benefits	51,041	71,638	30,605
Sales tax and landing fees	51,515	83,750	35,780
Air traffic liability	159,891	217,800	93,049
Short-term borrowings	118,349	54,016	23,077
Dividends payable	60,676	101,482	43,355
Other accrued liabilities	39,906	43,615	18,633

Total current liabilities	517,814	646,225	276,081

NON-CURRENT LIABILITIES
Deferred income taxes, net	44,493	63,694	27,212
Other	23,524	23,593	10,079

	68,017	87,287	37,291

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Preferred shares, no par value; 86,524,136 and
78,094,746 issued and outstanding in 2005 and
2004, respectively	564,634	843,714	360,454
Common shares, no par value; 109,448,497 issued
and outstanding in 2005 and 2004	41,500	41,500	17,730
Additional paid-in capital	49,305	34,634	14,796
Deferred compensation expenses	(10,059)	(2,361)	(1,009)
Appropriated retained earnings	18,352	39,577	16,908
Unappropriated retained earnings	484,721	858,856	366,923
Accumulated other comprehensive gain	-	6,411	2,738

Total shareholders’ equity	1,148,453	1,822,331	778,540

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	R$ 1,734,284	R$ 2,555,843	US$ 1,091,912

See accompanying notes to consolidated financial statements

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONSOLIDATED STATEMENTS OF INCOME
Years ended December 31, 2005, 2004 and 2003
(In thousands of Brazilian Reais, except per share amounts)

				Translation into
				thousands
				of US$
	2003	2004	2005	2005

NET OPERATING REVENUES
Passenger	R$ 1,339,191	R$ 1,875,475	R$ 2,539,016	US$ 1,084,725
Cargo and Other	61,399	85,411	130,074	55,571

Total net operating revenues	1,400,590	1,960,886	2,669,090	1,140,296

OPERATING EXPENSES
Salaries, wages and benefits	137,638	183,037	260,183	111,156
Aircraft fuel	308,244	459,192	808,268	345,310
Aircraft rent	188,841	195,504	240,876	102,908
Aircraft insurance	25,850	25,575	29,662	12,672
Sales and marketing	191,280	261,756	335,722	143,428
Landing fees	47,924	57,393	92,404	39,477
Aircraft and traffic servicing	58,710	74,825	91,599	39,133
Maintenance materials and repairs	42,039	51,796	55,373	23,657
Depreciation	13,844	21,242	35,014	14,959
Other operating expenses	44,494	54,265	98,638	42,140

Total operating expenses	1,058,864	1,384,585	2,047,739	874,840

OPERATING INCOME	341,726	576,301	621,351	265,456

OTHER INCOME (EXPENSE)
Interest expense	(20,910)	(13,445)	(19,383)	(8,281)
Capitalized interest	-	3,216	17,113	7,311
Exchange loss	(16,938)	(5,926)	(8,967)	(3,831)
Interest income	1,815	34,159	140,204	59,898
Other	(41,558)	(7,025)	(32,796)	(14,011)

Total other income (expenses)	(77,591)	10,979	96,171	41,086

INCOME BEFORE INCOME TAXES	264,135	587,280	717,522	306,542

Income taxes	(88,676)	(202,570)	(204,292)	(87,279)

NET INCOME	R$ 175,459	R$ 384,710	R$ 513,230	US$ 219,263

EARNINGS PER COMMON AND
PREFERRED SHARE:

Basic	R$ 1.07	R$ 2.14	R$ 2.66	US$ 1.14
Diluted	R$ 1.07	R$ 2.13	R$ 2.65	US$ 1.13

See accompanying notes to Consolidated Financial Statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2005 ,2004 and 2003
(In thousands of Brazilian Reais)

				Translation in
				thousands of US$
	2003	2004	2005	2005

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	R$ 175,459	R$ 384,710	R$ 513,230	R$ 219,263
Adjustments to reconcile net income to net cash provided by
operating activities
Depreciation and amortization	13,844	31,300	35,519	15,175
Deferred income taxes	27,929	36,860	20,926	8,940
Provision for doubtful accounts receivable	2,455	(213)	1,343	574
Changes in operating assets and liabilities
Receivables	(137,785)	(145,581)	(178,931)	(76,443)
Accounts payable and other accrued liabilities	8,525	15,355	37,488	16,016
Deposits for aircraft and engine maintenance	(62,409)	(104,237)	(119,661)	(51,122)
Air traffic liability	52,829	36,498	57,909	24,740
Other, net	4,388	(14,772)	(14,078)	(6.014)

Net cash provided by operating activities	85,235	239,920	353,745	151,129

CASH FLOWS FROM INVESTING ACTIVITIES
Deposits for aircraft leasing contracts	3,473	(4,263)	301	129
Acquisition of property and equipment	(42,736)	(41,971)	(169,443)	(72,390)
Pre-delivery deposits	-	(43,447)	(313,318)	(133,857)
Change in short term securities, net	-	(443,362)	(319,327)	(136,424)

Net cash used in investing activities	(39,263)	(533,043)	(801,787)	(342,542)

CASH FLOWS FROM FINANCING ACTIVITIES
Short-term borrowings, net	16,106	79,443	(64,333)	(27,485)
Issuance of preferred shares	94,200	470,434	279,080	119,229
Tax benefit contributed by shareholders	-	29,188	-	-
Dividends paid	-	(26,503)	(60,676)	(25,922)
Other, net	(19,439)	-	(5,412)	(2,312)

Net cash provided by financing activities	90,867	552,562	148,659	63,510

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	136,839	259,439	(299,383)	(127,903)

Cash and cash equivalents at beginning of the period	9,452	146,291	405,730	173,337

Cash and cash equivalents at end of the period	R$ 146,291	R$ 405,730	R$ 106,347	R$ 45,434

Supplemental disclosure of cash flow information
Interest paid	R$ 20,910	R$ 12,223	R$ 19,383	R$ 8,281
Income taxes paid	R$ 73,454	R$ 162,663	R$ 168,975	R$ 72,190

Disclosure of non cash transactions
Tax benefit contributed by shareholders		R$ 29,188

See accompanying notes to consolidated financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
Years ended December 31, 2005, 2004 and 2003
(In thousands of Brazilian Reais, except for share information)

	Commom Shares		Preferred Shares				Retained Earnings
					Additional paid	Deferred			Accumulated other

					in captial	compensation			comprehensive income	Total
	Shares	Amount	Shares	Amount			Appropriated	Unapropriated

Balance at December 31, 2002	116,200,000	R$ 41,500	-	R$ -	R$ -	R$ -	R$ -	R$ 30,083	R$ -	R$ 71.583
Net income	-	-	-	-	-	-	-	175,459	-	175,459

Transfer to appropriated retained earnings	-	-	-	-	-	-	5,579	(5,579)	-	-
Issuance of preferred shares	-	-	52,592,985	94,200	-	-	-	-	-	94,200
Dividends payable	-	-	-	-	-	-	-	(26,503)	-	(26,503)

Balance at December 31, 2003	116,200,000	R$ 41,500	52,592,985	R$ 94,200	-	-	R$ 5,579	R$ 173,460	-	R$ 314,739

Net income	-	-	-	-	-	-	-	384,710	-	384,710
Proceeds from public offering, net	(6,751,503)	-	25,501,761	459,185	-	-	-	-	-	459,185
Deferred income taxes on public offering issuance costs, net	-	-	-	11,249	-	-	-	-	-	11,249
Tax benefit contributed by shareholders	-	-	-	-	29,188	-	-	-	-	29,188
Deferred compensation	-	-	-	-	20,117	(20,117)	-	-	-	-
Amortization of deferred compensation	-	-	-	-	-	10,058	-	-	-	10,058
Dividends payable	-	-	-	-	-	-	-	(60,676)	-	(60,676)
Transfer to appropriated retained earnings	-	-	-	-		-	12,773	(12,773)	-	-

Balance at December 31, 2004	109,448,497	R$ 41,500	78,094,746	R$ 564,634	R$ 49,305	R$ (10,059)	R$ 18,352	R$ 484,721	-	R$ 1,148,453

Comprehensive income:
Net income	-	-	-	-	-	-	-	513,230	-	513,230
Unrealized gain on derivative instruments, net of taxes	-	-	-	-	-	-	-	-	6,411	6,411

Total Comprehensive income										519,641
Proceeds from public offering, net	-	-	7,725,811	258,123	-	-	-	-	-	258,123
Issuance of preferred shares pursuant to employee stock option plan	-	-	703,579	17,238	(15,099)	-	-	-	-	2,139
Unpaid subscribed capital	-	-	(572,000)	(1,739)	-	-	-	-	-	(1,739)
Deferred income taxes on public offering issuance costs, net	-	-	-	5,458	-	-	-	-	-	5,458
Deferred compensation	-	-	-	-	428	(428)	-	-	-	-
Amortization of deferred compensation	-	-	-	-	-	8,126	-	-	-	8,126
Dividends payable and interest on stockholders’ equity	-	-	-	-	-	-	-	(117,870)	-	(117,870)
Transfer to appropriated retained earnings	-	-	-	-	-	-	21,225	(21,225)	-	-

Balance at December 31, 2005	109,448,497	R$ 41,500	85,952,136	R$ 843,714	R$ 34,634	R$ (2,361)	R$ 39,577	R$ 858,856	R$ 6,411	R$ 1,822,331

See accompanying notes to consolidated financial statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 and 2004
(In thousands of Brazilian Reais)

1. Business Overview

GOL Linhas Aéreas Inteligentes S.A. (the Company or GLAI) is the parent company of GOL Transportes Aéreos S.A. (GOL), a low-fare, low-cost airline headquartered in Brazil, providing frequent service on routes between all of Brazil’s major cities and also to major cities in Argentina and Bolivia. The Company focuses on increasing the growth and profits of its business by popularizing and stimulating and meeting demand for simple, safe and affordable air travel in South America for both business and leisure passengers, while maintaining among the lowest costs in the airline industry worldwide. GOL’s simplified, single class fleet is among the newest and most modern in the industry, with low maintenance, fuel, and training costs and high levels of utilization.

GOL commenced operations on January 15, 2001 and, as of December 31, 2005, operated a fleet of 42 aircraft, consisting of 8 Boeing 737-800 Next Generation, 22 Boeing 737-700 and 12 Boeing 737-300 aircraft. During 2005, the Company inaugurated nine new destinations increasing the number of destinations served to 45 (43 in Brazil, one in Argentina and one in Bolivia).

During 2005, the Company obtained authorization to operate regularly-scheduled flights from Brazil to Santa Cruz de La Sierra, Bolivia, which began during the fourth quarter of 2005, and from Brazil to Asunción, Paraguay and Montevideo, Uruguay, to be initiated in January 2006.

In 2005, the Company successfully completed a global public offering of preferred shares as further detailed in note 8.

In December 2005, the Company formalized a joint venture with a group of Mexican entrepreneurs and investors for the creation of a Mexican-controlled low-cost airline company in which GOL will hold 25% of the voting capital stock and 48% of the total capital stock. Steps are being taken to obtain the necessary authorizations to operate under Mexican regulations.

On December 13, 2005, the Company changed the ratio of its American Depositary Receipt (ADR) program from one American Depositary Share (ADS) representing two preferred shares of the Company to one ADS representing one preferred share of the Company.

2. Summary of Significant Accounting Policies

Basis of presentation. These financial statements were prepared in accordance with accounting principles generally accepted in the United States (US GAAP), using Brazilian Reais as the functional and reporting currency. The exchange rate at December 31, 2005 was R$ 2.3407 and R$ 2.6544 at December 31, 2004. (this rate used for convenience translation). The average exchange rates for 2005 and 2004 were R$ 2.4341 and R$ 2.9257, respectively, per US Dollar (the rate provided for reference purposes). The accounting principles adopted under USGAAP differ in certain respects from accounting principles generally accepted in Brazil (“Brazilian GAAP”), which the Company uses to prepare its statutory financial statements.

The consolidated financial statements include the accounts of GOL Linhas Aéreas Inteligentes S.A. and its subsidiaries, GOL Transportes Aéreos S.A. and GOL Finance LLP. All significant intercompany balances have been eliminated.

Use of estimates. The preparation of financial statements in conformity with USGAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and disclosures in the accompanying notes. Actual results could differ from these estimates.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2005 and 2004
(In thousands of Brazilian Reais)

2. Summary of Significant Accounting Policies (Continued)

Cash and cash equivalents. Cash in excess of that necessary for operating requirements is invested in short-term, highly liquid, income-producing investments. Investments with maturities of three months or less are classified as cash and cash equivalents, which primarily consist of certificates of deposit, money market funds, and investment grade commercial paper issued by major financial institutions.

Short-term investments. The Company's short-term investment portfolio consists of traditional fixed maturities securities, which are readily convertible into cash and are primarily highly liquid in nature. Short-term investments are classified as trading securities, as defined by SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities," and are carried at their fair values based upon the quoted market prices at period end. Accordingly, changes in values of such investments are included in interest income.

Inventories. Inventories consist of expendable aircraft spare parts and supplies. These items are stated at average acquisition cost and are charged to expense when used. Allowance for obsolescence is based on management estimates, which are subject to change.

Property and equipment. Property and equipment are recorded at cost and are depreciated to estimated residual values over their estimated useful lives using the straight-line method. Interest related to pre-delivery deposits to acquire new aircraft is capitalized. The estimated useful lives for property and equipment are as follows:

Estimated Useful Life
Leasehold improvements	Lower of lease term or useful life
Maintenance and engineering equipment	10 years
Communication and meteorological equipment	5 years
Computer hardware and software	5 years

Measurement of asset impairments. In accordance with Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS 144), the Company records impairment charges on long-lived assets used in operations when events and circumstances indicate that the assets may be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets. If impairment occurs, any loss is measured by comparing the fair value of the asset to its net book value.

Maintenance and repair costs. Regular aircraft and engine maintenance and repair costs, including the overhaul of aircraft components, for owned and leased flight equipment, are charged to operating expenses as incurred.

Revenue recognition. Passenger revenue is recognized either when transportation is provided or when the ticket expires unused. Tickets sold but not yet used are recorded as air traffic liability. Air traffic liability primarily represents tickets sold for future travel dates and estimated refunds and exchanges of tickets sold for past travel dates. A small percentage of tickets (or partial tickets) expire unused. The company estimates the amount of future refunds and exchanges, net of forfeitures, for all unused tickets once the flight date has passed. These estimates are based on historical data and experience. Estimated future refunds and exchanges included in the air traffic liability account are constantly evaluated based on subsequent refund and exchange activity to validate the accuracy of the Company’s revenue recognition method with respect to forfeited tickets.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2005 and 2004
(In thousands of Brazilian Reais)

2. Summary of Significant Accounting Policies (Continued)

Revenue from the shipment of cargo is recognized when transportation is provided. Other revenue includes charter services, ticket change fees and other incidental services, and is recognized when the service is performed. The Company’s revenues are net of certain taxes, including state value-added and other state and federal taxes that are collected from customers and transferred to the appropriate government entities. Such taxes in 2005, 2004 and 2003 were R$ 108,994, R$ 93,763 and R$ 96,803, respectively.

Advertising. Advertising costs, which are included in sales and marketing expenses, are expensed as incurred. Advertising expense in 2005, 2004 and 2003 was R$ 32,720, R$ 31,798 and R$ 25,396, respectively.

Income Taxes. Deferred income taxes are provided using the liability method and reflect the net tax effects of temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. A valuation allowance for net deferred tax assets is provided unless realizability is judged by the Company to be more likely than not.

Financial Derivative Instruments. The Company accounts for financial derivative instruments utilizing Statement of Financial Accounting Standards No. 133 (SFAS 133), “Accounting for Derivative Instruments and Hedging Activities”, as amended. As part of the Company’s risk management program, the Company uses a variety of financial instruments, including petroleum call options, petroleum collar structures, petroleum fixed-price swap agreements, and foreign currency forward contracts. The Company does not hold or issue derivative financial instruments for trading purposes.

As there is not a futures market for Brazilian jet fuel, the Company uses international crude oil derivatives to hedge its exposure to increases in fuel price. Historically, there is high correlation between international crude oil prices and Brazilian jet fuel prices, making crude oil derivatives effective at offsetting jet fuel prices to provide some short-term protection against a sharp increase in average fuel prices. The Company measures the effectiveness of the hedging instruments in offsetting changes to those prices, as required by SFAS 133. Since the majority of the Company’s financial derivative instruments for fuel are not traded on a market exchange, the Company estimates their fair values. The fair value of fuel derivative instruments, depending on the type of instrument, is determined by the use of present value methods or standard option value models with assumptions about commodity prices based on those observed in underlying markets. Also, since there is not a reliable forward market for jet fuel, the Company must estimate the future prices of jet fuel in order to measure the effectiveness of the hedging instruments in offsetting changes to those prices, as required by SFAS 133.

The Company’s outstanding derivative contracts are designated as cash flow hedges for accounting purposes. While outstanding, these contracts are recorded at fair value on the balance sheet with the effective portion of the change in their fair value being recorded in other comprehensive income. All changes in fair value that are considered to be effective, as defined, are recorded in “Accumulated other comprehensive income” until the underlying exchange exposure is realized and fuel is consumed. Changes in fair value that are not considered to be effective are recorded to “other gains and losses” in the income statement. See Note 12 for further information on SFAS 133 and financial derivative instruments.

Foreign currency transactions. Transactions in foreign currency are recorded at the prevailing exchange rate at the time of the related transactions. Exchange gains and losses are recognized in the statements of income as they occur and are recorded in financial expense.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2005 and 2004
(In thousands of Brazilian Reais)

2. Summary of Significant Accounting Policies (Continued)

Stock options. The Company accounts for stock-based compensation under the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25. “Accounting for Stock Issued to Employees” (APB No. 25).

The following table illustrates the effect on net income and earnings per common and preferred share as if the fair value method to measure stock-based compensation had been applied as required under the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation”, as amended:

				Translation
				into
				thousands of
	2003	2004	2005	US$ - 2005

Net income, as reported	R$ 175,459	R$ 384,710	R$ 513,230	US$ 219,263
Add: Stock-based employee compensation
using intrinsic value	-	10,058	8,126	3,472
Deduct: Stock-based employee
compensation expense determined
under the fair value method	-	(9,969)	(8,632)	(3,688)

Pro forma net income	R$ 175,459	R$ 384,799	R$ 512,724	US$ 219,047

Earnings per common and preferred
shares:

Basic as reported and pro forma	R$ 1.07	R$ 2.14	R$ 2.66	US$ 1.14
Diluted as reported and pro forma	R$ 1.07	R$ 2.13	R$ 2.65	US$ 1.13

The fair value for these stock options was estimated at the date of grant using the Black Scholes option-pricing model assuming an expected dividend yield of 2%, expected volatility of approximately 39%, weighted average risk-free interest rate of 17%, and an expected average life of 3.9 years.

US$ dollar amounts. The U.S. dollar amounts are included solely for the convenience of the reader and have been translated at the rate of R$ 2.3407 = US$ 1.00, the official exchange rate issued by the Brazilian Central Bank as of December 31, 2005. This translation should not be construed to imply that the Brazilian reais amounts represent, or have been or could be converted into, equivalent amounts in U.S. dollars.

Reclassifications. Certain balance sheet and statement of income amounts have been reclassified to conform to current year’s presentation.

3. Recent Accounting Pronouncements

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), “Share-Based Payment,” SFAS 123(R), which is a revision of FASB Statement No. 123, “Accounting for Stock-Based Compensation.” SFAS 123(R) supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and amends FASB Statement No. 95, “Statement of Cash Flows.” Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2005 and 2004
(In thousands of Brazilian Reais)

3. Recent Accounting Pronouncements (Continued)

As permitted by SFAS 123(R), the Company currently accounts for share-based payments to employees APB Opinion 25’s intrinsic value method and, as such, generally recognizes compensation cost for employee stock options equal to their intrinsic values at the award date. Accordingly, the adoption of SFAS 123(R)’s fair value method will impact the Company’s results of operations, although it will not have a significant impact on the Company’s overall financial position. The impact of adoption cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Company adopted SFAS 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma net income and earnings per share in Note 2.

4. Cash and Cash Equivalents and Short-term Investments

			Translation into
			thousands of US$ -
	2004	2005	2005

Cash and cash equivalents
Cash on hand	R$ 105,743	R$ 25,964	US$ 11,092
Investments in local currency
Financial investment funds	87,089	44,816	19,146
Public Securities	35,523	34,567	14,768
Bank Deposit Certificates – CDBs	150,806	1,000	428

	273,417	80,383	34,342
Investments in foreign currency
Financial Investment Funds and Public Securities	26,570	-	-

Total cash and cash equivalents	R$ 405,730	R$ 106,347	US$ 45,434

Short-term investments
Bank Deposit Certificates – CDB	R$ 146,048	R$ 309,757	US$ 132,335
Public securities	286,931	452,931	193,502
Other securities	10,382	-	-

Total short-term investments	R$ 443,361	R$ 762,688	US$ 325,837

5. Deposits

Deposits for aircraft leasing contracts. All the Company’s aircraft are leased under operating leasing contracts. As required by the leasing contracts, the Company made certain U.S. dollar deposits as a guarantee to the leasing companies. These deposits are non-interest bearing and refundable at the end of the respective lease agreements.

Prepaid aircraft and engine maintenance. U.S. dollar deposits for aircraft and engine maintenance as stipulated in the respective lease agreements are made to specific accounts in the name of the lessor responsible for the maintenance services. Certain required aircraft and engine maintenance, as stipulated in the respective lease agreement, are funded from these deposits. The Company is required to pay the lessor for maintenance expenditures that exceed deposited amounts. The Company can apply deposits amounts that exceed maintenance expenditures to the final lease payment. These deposits are non-interest bearing.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2005 and 2004
(In thousands of Brazilian Reais)

6. Short-term Borrowings

At December 31, 2005, the Company had eleven revolving lines of credit with six financial institutions allowing for combined borrowings up to R$ 340,000. Two of the credit lines are secured by promisory notes and allow for borrowings up to R$ 200,000. At December 31, 2005 and 2004, there were R$ 54,016 (US$ 23,077) and R$ 112,253 outstanding borrowings under these facilities, respectively. One of the revolving lines of credit is secured by the Company’s Credit card receivables and allows for borrowings of up to R$50,000. As of December 31, 2005, there were no outstanding borrowings under this facility.

The weighted average annual interest rate for these Reais-based short-term borrowings at December 31, 2005 and 2004 was 20.7% and 17.7%, respectively.

7. Transactions with Related Parties

The Company has an exclusive bus transportation agreement with related companies Breda Transportes e Serviços S.A. and Expresso União Ltda. During 2005, the Company paid R$ 1,690 and R$ 308 to these companies, respectively.

The Company also has a five-year office space lease agreement with Áurea Administração e Participações S.A. for the lease of headquarters located at Rua Tamoios, 246 in São Paulo. The lease agreement provides for monthly payments, adjusted by the IGP-M inflation index. During 2005, the Company paid R$ 344 to this company.

The payments to and from the related parties in the normal course of business were based on prevailing market rates.

8. Shareholders’ Equity

The following table sets forth the ownership and percentages of the Company’s voting (common) and non-voting (preferred) shares as at December 31, 2005 and December 31, 2004:

	2005			2004

	Common	Preferred	Total	Common	Preferred	Total

Aeropar Participações S.A.	100.00%	36.40%	71.92%	100.00%	40.32%	75.15%
Comporte Participações S.A.	-	3.87%	1.71%	-	4.30%	1.78%
Public Market	-	59.73%	26.37%	-	55.38%	23.07%

	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

The Company is a stock corporation (sociedade anônima) incorporated under the laws of Brazil. As of December 31, 2005, the Company had 109,448,497 shares of common stock and 86,524,136 shares of preferred stock authorized, issued and outstanding. According to the Company’s bylaws, the capital can be increased up to R$ 1,223,119 through the issuance of common or preferred shares.

Each common share entitles its holder to one vote at the Company’s shareholder meetings. The preferred shares outstanding have no class designation, are not convertible into any other security and are non-voting, except under the limited circumstances provided under Brazilian law. Upon liquidation, holders of preferred shares are entitled to receive distributions prior to the holders of our common shares. In addition, the Bovespa Level 2 of Differentiated Corporate Governance Practices, which we will comply with, provides for the granting of voting rights to holders of preferred shares in connection with certain matters, including corporate restructurings, mergers and related party transactions.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2005 and 2004
(In thousands of Brazilian Reais)

8. Shareholders’ Equity (Continued)

i) 2005 transactions

On April 27, 2005 the Company concluded a public offering on the New York Stock Exchange (NYSE) and the São Paulo Stock Exchange (BOVESPA) of 14,700,000 preferred shares (5,520,811 offered by the Company, representing proceeds in the amount of R$ 184,454, net of issuance costs of R$ 8,723, and 9,179,189 by a selling shareholder, BSSF Air Holdings LLC) at a price of R$ 35,12 per share (US$ 27.88 per American Depositary Share). On May 2, 2005 the Company issued an additional of 2,205,000 preferred shares, related to the exercise of the underwriter’s over-allotment option on the April 27, 2005 public offering, representing proceeds in the amount of R$ 73,669, net of issuance costs of R$ 3,484.

ii) 2004 transactions

On March 29, 2004, GLAI became the parent company of GOL pursuant to a reorganization plan approved by the shareholders of GOL. In accordance with the reorganization plan, all outstanding common and preferred shares of GOL (except for 14 common shares and 8 class B preferred shares of GOL held by members of GOL´s board of directors) were contributed to the Company in exchange for common and preferred shares of the Company. The 116,199,986 common shares of GOL were exchanged for 109,448,267 common shares and 6,751,719 preferred shares of the Company. The 29,050,000 class A preferred shares of GOL were exchanged for 29,049,994 preferred shares and 6 common shares of the Company. The 23,542,977 preferred shares class B of GOL were exchanged for 23,542,977 preferred shares of the Company.

On May 25, 2004, the shareholders approved a 2.80 for 1 stock split for all outstanding common and preferred shares. As a result of the stock split, the aggregate number of preferred shares and common shares outstanding was increased to 168,793,243, All share and earnings per share information for all periods presented have been restated to give retroactive effect to the May 25, 2004 stock split. On May 25, 2004, the board of directors authorized the issuance of up to 20,325,734 preferred shares.

On June 29, 2004, the Company concluded its initial public offering on the New York Stock Exchange (NYSE) and The São Paulo Stock Exchange (Bovespa) issuing 18,750,000 preferred shares for R$ 26.57 per share (US$ 17,00 per American Depositary Share – “ADS”) and receiving proceeds in the amount of R$ 459,185, net of the issuance costs of R$ 37,050, each ADS representing two preferred shares. Additionally, R$ 386,593 of proceeds were remitted to BSSF Holdings LLC and Comporte Participações S.A. in connection with their sale of 14,300,000 preferred shares in the initial public offering.

Dividends

The Company’s bylaws provide for a mandatory minimum dividend to common and preferred shareholders including interest on shareholders equity, in the aggregate of at least 25% of annual net distributable income determined in accordance with Brazilian corporation law.

Brazilian law permits the payment of cash dividends only from retained earnings and certain reserves registered in the Company’s statutory accounting records. On December 31, 2005, after considering appropriated retained earnings which can be transferred to unappropriated retained earnings, the earnings and reserves available for distribution as dividends, upon approval by the Company’s shareholders at the annual shareholder’s meeting, amounted to R$ 1,128,206.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2005 and 2004
(In thousands of Brazilian Reais)

8. Shareholders’ Equity (Continued)

Dividends (Continued)

Brazilian corporations are allowed to attribute interest on shareholder’s equity. The calculation is based on the shareholder’s equity amounts as stated in the statutory accounting records and the interest rate applied may not exceed the long term interest rate (“TJLP”) determined by the Brazilian Central Bank (approximately 11.50%, 9.81% and 9.75% for years 2003, 2004 and 2005, respectively). Also, such interest may not exceed the greater of 50% of net income for the year or 50% of retained earnings plus revenue reserves, determined in each case on the basis of the statutory financial statements. The amount of interest attributed to shareholders is deductible for corporate income tax purposes, and applies toward the mandatory minimum dividend.

For the year ended December 31, 2005, the Company accrued a total of R$ 117,870 of dividends payable (represented by R$ 113,870 of interest on stockholder’s equity and R$ 4,200 of dividends) for payment in 2006 (R$ 60,676 in 2005). Dividends and interest on shareholder’s equity are included in current liabilities and ratification for payment will be made at the annual shareholders meeting.

For the year ended December 31, 2005, the Company’s statutory consolidated financial statements presented a net profit of R$ 424,501 (R$ 239,788 in 2004).

Appropriated retained earnings

Under Brazilian corporation law and according to its bylaws, the Company is required to maintain a “legal reserve” to which it must allocate 5% of its net income, less accumulated losses as determined on the basis of the statutory financial statements for each fiscal year until the amount of the reserve equals 20% of paid-in capital. Accumulated losses, if any, may be charged against the legal reserve. The legal reserve can only be used to increase the capital of the Company. The legal reserve is subject to approval by the shareholders voting at the annual shareholders meeting and may be transferred to capital but is not available for the payment of dividends in subsequent years. At December 31, 2005, the allocation of retained earnings related to the legal reserve was R$ 21,225.

Unappropriated retained earnings

The balance of R$ 858,856 is pending approval at the Annual Shareholders Meeting in order to meet the Company investment plan and increase in working capital.

9. Stock Option Plans

At shareholders meetings held on May 25 and December 9, 2004, the Company’s shareholders approved an executive stock option plan for key senior executive officers. On April 25, 2004, the Company issued to executive officers stock options to purchase up to 937,412 of its preferred shares at an exercise price of R$3.04 per share (determined based on the book value of GOL before the creation of GLAI). Fifty percent of the options vested on October 25, 2004, with the remaining 50% vesting at the end of each quarter ending subsequent to October 25, 2004, on a pro rata basis, through the second quarter of 2006. Each option will expire two years after the vesting date. The fair value of each share at the date of the grant was R$ 24.50. In connection with the initial grant of preferred stock options, the Company recorded deferred stock compensation of R$ 20,117, representing the difference between the exercise price of the options and the deemed fair value of the preferred stock.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2005 and 2004
(In thousands of Brazilian Reais)

9. Stock Option Plans (Continued)

On December 9, 2004, the Company’s shareholders approved a stock option plan for employees. Under this plan the stock options granted to employees cannot exceed 5% of total outstanding shares. Initially, 87,418 of the Company’s preferred shares have been reserved for issuance under this plan. On January 19, 2005, the Company issued stock options to 17 key employees to purchase up to 87,418 of its preferred shares at an exercise price of R$ 33.06 per share, (the volume weighted average price for the 60 previous trading days). The options vest at a rate of 1/5 per year, and can be exercised up to 10 years after the grant date. The fair value of each share at the date of the grant was R$ 37.96. In connection with the initial grant of preferred stock options, the Company recorded deferred stock compensation of R$ 428, representing the difference between the exercise price of the options and the deemed fair value of the preferred stock.

Transactions are summarized as follows:

	Stock	Weighted-Average
	Options	Exercise Price

Outstanding at December 31, 2003	-	-
Granted	937,412	3.04
Exercised	-	-

Outstanding at December 31, 2004	937,412	3.04
Granted	87,418	33.06
Exercised	(703,579)	3.04

Outstanding at December 31, 2005	321,251	11.21

Shares exercisable at December 31, 2004	507,765	3.04
Shares exercisable at December 31, 2005	158,353	6.50

The weighted-average fair values at the date of grant for options granted, as of December 31, 2004 and December 31, 2005, were R$ 21.46 and R$ 19.95, respectively, and were estimated using the Black-Scholes option-pricing model assuming an expected dividend yield of 2%, expected volatility of approximately 39%, weighted average risk-free interest rate of 17%, and an expected average life of 3.9 years.

Range of exercised prices and the weighted average remaining contractual life of the options outstanding and the range of exercise prices for the options exercisable at December 31, 2005 are summarized as follows:

Options Outstanding				Options Exercisable

		Weighted
		Average			Weighted
Range of	Options	Remaining	Weighted	Options	Average
Exercise	Outstanding	Contractual	Average	Exercisable	Exercise
Prices	at 12/31/2005	Life	Exercise Price	at 12/31/2005	Price

3.04	233,833	2.0	3.04	140,092	3.04
33.06	87,418	9.0	33.06	18,261	33.06

3.04-33.06	321,251	3.9	11.21	158,353	6.50

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2005 and 2004
(In thousands of Brazilian Reais)

10. Lease and Other Commitments

The Company leases all aircraft, as well as airport terminal space, other airport facilities, office space and other equipment. At December 31, 2005, the Company leased 42 aircraft under operating leases (as compared to 27 aircraft at December 31, 2004), with initial lease term expiration dates ranging from 2006 to 2012.

Future minimum lease payments under non-cancelable operating leases are denominated in US dollars. Such leases with initial or remaining terms in excess of one year at December 31, 2005 were as follows:

	Thousands of R$			Thousands of US$

	Aircraft	Other	Total	Aircraft	Other	Total

2006	255,111	11,802	266,913	108,989	5,042	114,031
2007	242,798	10,681	253,479	103,729	4,563	108,292
2008	172,568	8,941	181,509	73,725	3,820	77,545
2009	127,032	4,728	131,760	54,271	2,020	56,291
2010	38,769	2,252	41,021	16,563	962	17,525
After 2010	27,976	-	27,976	11,952	-	11,952

Total minimum Lease payments	864,254	38,404	902,658	369,229	16,407	385,636

During 2005 the Company entered into new operating lease agreements for seven Boeing 737-300 aircraft, four Boeing 737-700 aircraft and four Boeing 737-800 aircraft. Under the terms of the new leasing agreements, the Company is not required to make deposits.

The Company has a purchase contract with Boeing for 101 Boeing 737-800 Next Generation aircraft, under which the Company has 65 firm orders and 36 purchase options. The firm orders have an approximate value of R$ 10,615 million based on the aircraft list price, including estimated amounts for contractual prices escalations and pre-delivery deposits (corresponding to approximately US$ 4,535 million), and are summarized as follows:

	Expected Firm Order	In thousands of	Translation into
	Deliveries	Brazilian Reais	thousands of US$

2006	11	1,815,091	775,448
2007	13	2,012,209	859,661
2008	9	1,264,172	540,083
2009	10	1,638,900	700,175
2010	8	1,371,030	585,735
After 2010	14	2,513,521	1,073,833

Total	65	10,614,923	4,534,935

As of December 31, 2005, the Company has made deposits in the amount of R$ 356,765 (US$ 152,418 million) related to the orders described above. The Company makes payments for aircraft acquisition utilizing the proceeds from equity financings, cash flow from operations, short-term credit lines and supplier financing.

The Company plans to finance up to 85% of the value of purchased aircraft with long-term financing guaranteed by the U.S. Exim Bank.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2005 and 2004
(In thousands of Brazilian Reais)

11. Contingencies

The Company is party to legal proceedings and claims that arise during the ordinary course of business. While the outcome of these lawsuits and proceedings cannot be predicted with certainty and could have a material adverse effect on the Company’s financial position, results of operations and cash flows, it is the Company’s opinion, after consulting with its outside counsel, that the ultimate disposition on such lawsuits will not have a material adverse effect on its financial position, results of operation or cash flows.

12. Financial Instruments and Concentration of Risk

At December 31, 2005 and 2004, the Company’s primary monetary assets were cash equivalents, short-term investments and assets related to aircraft leasing operations. The Company’s primary monetary liabilities are related to aircraft leasing operations. All monetary assets other than those related to aircraft leasing operations included in the balance sheet are stated at amounts that approximate their fair values.

Financial instruments that expose the Company to credit risk involve mainly cash equivalents, short-term investments and accounts receivable. Credit risk on cash equivalents and short term investments related to amounts invested with major financial institutions. Credit risk on accounts receivable relates to amounts receivable from the major international credit card companies. These receivables are short-term and the majority of them settle within 30 days.

The Company’s revenue is generated in Brazilian Reais (except for a small portion in Argentine Pesos and Bolivian Bolivianos from flights between Brazil, Argentina and Bolivia). However, its liabilities, particularly those related to aircraft leasing, are US dollar-denominated. The Company’s currency exchange exposure at December 31, 2005 is as set forth below:

		Translation into
		thousands of
	R$	US$ 2005

Assets
Cash and cash equivalents	(11,120)	(4,751)
Deposits for aircraft leasing contracts	(22,583)	(9,648)
Prepaid aircraft and engine maintenance	(14,133)	(6,038)
Advances to suppliers	(48,793)	(20,845)
Other	(9,713)	(4,150)

Total assets in U.S. dollars	(106,342)	(45,432)

Liabilities
Foreign suppliers	15,628	6,677
Leases payable	13,127	5,608
Insurance premium payable	25,371	10,839

	52,216	23,124

Exchange exposure	(54,126)	(22,308)

Off-balance sheet transactions exposure
Operating Leases	902,658	385,636
Aircraft commitments	10,614,922	4,534,935

Total exchange exposure	11,476,326	4,902,947

The Company’s off-balance sheet exposure represents the future obligations related to operating lease contracts and aircraft purchase contracts.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2005 and 2004
(In thousands of Brazilian Reais)

12. Financial Instruments and Concentration of Risk (Continued)

a) Fuel

Airline operations are exposed to the effects of changes in the price of aircraft fuel. Aircraft fuel consumed in 2005, 2004 and 2003 represented approximately 39.5%, 33.2% and 29.1% of the Company’s operating expenses, respectively. To manage this risk, the Company periodically enters into crude oil option contracts and swap agreements. Because jet fuel is not traded on an organized futures exchange, liquidity for hedging is limited. However, the Company has found commodities for effective hedging of jet fuel costs, primarily crude oil. Historically, prices for crude oil are highly correlated to Brazilian jet fuel, making crude oil derivatives effective at offsetting jet fuel prices to provide short-term protection against a sharp increase in average fuel prices.

The following is a summary of the company´s fuel derivative contracts (in thousands, except as otherwise indicated):

	2005	2004

At December 31:
Fair value of derivative instruments at year end	R$ 8,464	R$ 5,131
Average remaining term (months)	8	1
Hedged volume (barrels)	1,431,000	120,000

	2005	2004	2003

Year ended December 31:
Hedge effectiveness gains recognized in aircraft fuel expense	R$ 5,246	N.A.	N.A.
Hedge ineffectiveness gains recognized in other income (expense)	R$ 397	N.A.	N.A.
Percentage of actual consumption hedged (during year)	55%	75%	58%

The Company utilizes financial derivatives instruments as hedges to decrease its exposure to jet fuel price increases for short-term time frames. The Company currently has a combination of purchased call options, collar structures, and fixed price swap agreements in place to hedge over 30 percent of its 2006 total anticipated jet fuel requirements at average crude equivalent prices of approximately US$ 59.90 per barrel.

The Company accounts for its fuel hedge derivative instruments as cash flow hedges under SFAS 133. Under SFAS 133, all derivatives designated as hedges that meet certain requirements are granted special hedge accounting treatment. Generally, utilizing the special hedge accounting, all periodic changes in fair value of the derivatives designated as hedges that are considered to be effective, as defined, are recorded in “Accumulated other comprehensive income” until the underlying jet fuel is consumed. As of December 31, 2005 the unrealized gain recorded in “comprehensive income” was R$5,586, net of taxes. Ineffectiveness, as defined, results when the change in the total fair value of the derivative instrument does not equal the change in the value of the aircraft fuel being hedged. To the extent that the periodic changes in the fair value of the derivatives are not effective, that ineffectiveness is recorded to “Other gains and losses” in the income statement. Likewise, if a hedge ceases to qualify for hedge accounting, those periodic changes in the fair value of derivative instruments are recorded to “Other gains and losses” in the income statement in the period of the change. When aircraft fuel is consumed and the related derivative contract settles, any gains or losses previously deferred in other comprehensive income are recognized as aircraft fuel expense.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2005 and 2004
(In thousands of Brazilian Reais)

12. Financial Instruments and Concentration of Risk (Continued)

a) Fuel (Continued)

Outstanding financial derivative instruments expose the Company to credit loss in the event of nonperformance by the counterparties to the agreements. However, the Company does not expect any of its six counterparties to fail to meet their obligations. The amount of such credit exposure is generally the unrealized gain, if any, in such contracts. To manage credit risk, the Company selects counterparties based on credit assessments, limits overall exposure to any single counterparty and monitors the market position with each counterparty. The Company does not purchase or hold financial derivative instruments for trading purposes.

b) Exchange rates

The Company is exposed to the effects of changes in the USD exchange rate. Exchange exposure relates to amounts payable arising from USD-denominated and USD-linked expenses and payments. To manage this risk, the Company uses USD options and futures contracts.

The following is a summary of our foreign currency derivative contracts (in thousands, except as otherwise indicated):

	2005	2004

At December 31:
Fair value of derivative instruments at year end	R$ 1,249	(451)
Longest remaining term (months)	1	1
Hedged volume	R$ 135,129	R$ 56,775

	2005	2004	2003

Year ended December 31:
Hedge effectiveness losses recognized in operating expenses	R$ (24,236)	N.A.	N.A.
Hedge ineffectiveness losses recognized in other income (expense)	R$ (10,921)	N.A.	N.A.
Percentage of expenses hedged (during year)	60%	73%	68%

The Company utilizes financial derivative instruments as hedges to decrease its exposure to increases in the USD exchange rate. The Company has utilized financial derivative instruments for short-term time frames. The Company accounts for its foreign currency futures derivative instruments as cash flow hedges under SFAS 133. As of December 31, 2005 the unrealized gain recorded in “comprehensive income” was R$825, net of taxes.

While outstanding, these contracts are recorded at fair value on the balance sheet with the effective portion of the change in their fair value being reflected in other comprehensive income. Ineffectiveness, the extent to which the change in fair value of the financial derivatives exceeds the change in the fair value of the operating expenses being hedged, is recognized in other income (expense) immediately. When operating expenses are incurred and the related derivative contract settles, any gain or loss previously deferred in other comprehensive income is recognized in operating expenses.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2005 and 2004
(In thousands of Brazilian Reais)

13. Income Taxes

a) Deferred income taxes

The deferred income taxes are summarized as follows:

				Translation
				into thousands
	2003	2004	2005	of US$ 2005

Deferred tax assets
Loss carryforward	R$ -	R$ 11,589	R$ 8,762	US$ 3,743
Interest on stockholders’ equity	-	-	36,748	15,670
Deferred tax benefit contributed
by shareholders	-	25,296	19,458	8,313
Estimated liabilities	2,913	3,519	964	412
Allowance for doubtful accounts	-	2,943	1,663	710
Other	4,813	244	4,059	1,734

Total deferred tax assets	7,726	43,591	71,654	30,612
Deferred tax liabilities
Property and equipment	-	(1,093)	(5,818)	(2,486)
Maintenance deposits	(51,902)	(86,991)	(128,914)	(55,075)
Other	-	-	(616)	(263)

Total deferred tax liabilities	(51,902)	(88,084)	(135,348)	(57,824)
Current deferred tax assets	3,060	-	-	-

Net deferred tax liabilities	(47,236)	(44,493)	(63,694)	(27,212)

b) Income statement

The following current and deferred income taxes amounts were recorded in the statements of income:

				Translation into
				thousands of
	2003	2004	2005	US$ 2005

Current expense	60,747	165,710	189,576	80,992
Deferred expense	27,929	36,860	14,716	6,287

	88,676	202,570	204,292	87,279

The reconciliation of the reported income tax and social contribution and the amount determined by applying the composite fiscal rate at December 31, 2005 and December 31, 2004, is as follows:

				Translation into
				thousands of US$
	2003	2004	2005	2005

Income before income taxes	R$ 264,135	R$ 587,280	R$ 717,522	US$ 306,542
Nominal composite rate	34%	34%	34%	34%

Income tax by the nominal rate	89,806	199,675	243,957	104,224
Interest on stockholders’ equity	-	-	(38,716)	(16,540)
Other permanent differences	(1,130)	2,895	(949)	(405)

Income taxes expense	88,676	202,570	204,292	87,279

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
December 31, 2005 and 2004
(In thousands of Brazilian Reais)

14. Earnings per Share

The Company’s preferred shares are not entitled to receive any fixed dividends. Rather, the preferred shareholders are entitled to receive dividends per share in the same amount of the dividends per share paid to holders of the common shares. However, our preferred shares are entitled to receive distributions prior to holders of the common shares. Consequently, basic earnings per share are computed by dividing income by the weighted average number of all classes of shares outstanding during the year. Preferred shares are excluded during any loss period. The diluted preferred shares are computed including the executive employee stock options calculated using the treasury-stock method as they were granted at an exercise price less that the market price of the shares.

		R$		US$

	2003	2004	2005	2005

Numerator
Net income applicable to common and preferred
shareholders for basic and diluted earnings per share	175,459	384,710	513,230	219,263

Denominator
Weighted-average shares outstanding for basic earnings
per share (in thousands)	164,410	179,731	192,828	192,828

Effect of dilutive securities:
Executive stock options (in thousands)	-	826	776	776

Adjusted weighted-average shares outstanding and
assumed conversions for diluted earnings per shares (in
thousands)	164,410	180,557	193,604	193,604

15. Quarterly Financial Data (Unaudited)

Quarterly results of operations for the years ended December 31, 2005 and 2004 are summarized below (in thousands, except per share amounts).

	First	Second	Third	Fourth
2005	Quarter	Quarter	Quarter	Quarter

Net operating revenues	R$ 589,159	R$ 562,168	R$ 696,658	R$ 821,105
Operating income	177,246	84,977	183,223	175,905
Net income	131,084	73,377	138,190	170,579
Earnings per share, basic	0.70	0.38	0.71	0.88
Earnings per share, diluted	0.70	0.38	0.70	0.88

	First	Second	Third	Fourth
2004	Quarter	Quarter	Quarter	Quarter

Net operating revenues	R$ 433,092	R$ 385,526	R$ 517,233	R$ 625,035
Operating income	135,615	92,775	162,023	185,888
Net income	90,656	73,229	96,900	123,925
Earnings per share, basic	0.54	0.42	0.52	0.66
Earnings per share, diluted	0.54	0.42	0.51	0.66

The sum of the quarterly earnings per share amounts may not equal the annual amount reported because per share amounts are computed independently for each quarter and for the full year based on respective weighted-average common shares outstanding and other dilutive potential common shares.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 10, 2006

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.